



Hibear, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $150,000

Offering End Date: April 29, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $75,000

Company Details:

Name: Hibear, Inc.

Founded: 2020

Address: 450 Sinclair St.
Reno, NV 89501

Industry: Durable Goods

Employees: 1

Website: https://www.hibearoutdoors.com/

Use of Funds Allocation:

If the maximum raise is met:

$90,000 (60.00%) – of the proceeds will go towards inventory
$35,000 (23.33%) – of the proceeds will go towards marketing
$19,750 (13.17%) - of the proceeds will go towards hiring staff
$5,250 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 16,000 Followers; Facebook: 1,300 Followers;





Business Metrics:

	FY20	FY21	YTD 2/28/22
Total Assets	$302,839	$350,997	$328,680
Cash & Cash Equivalents	$99,137	$125,252	$56,351
Accounts Receivable	$0	$8,029	$7,998
Short-term Debt	$508	$5,970	$6,449
Long-term Debt	$180,355	$297,398	$296,292
Revenue	-$449	$290,177	$18,449
Cost of Goods Sold	-$450	$109,271	$7,278
Taxes	$0	$0	$0
Net Income	$55,860	$44,193	-$8,975

Recognition:

Hibear, Inc. has been in business since 2018 and was converted from an LLC to a Delaware Corporation in 2020. After over 3 years of research and development, the All-Day Adventure Flask was born. They launched the product through a successful Kickstarter campaign in Fall 2020 and delivered products in Summer 2021 with notable recognition via a Red Dot Award in 2020 and an iF Design Award in 2021.

About:

Hibear, Inc. makes sustainable adventure products better through smart design. After over 3 years of research and development, the All-Day Adventure Flask was born. It crafts beverages from coffee to cocktails yet is simple enough to be used as an everyday water bottle. Hibear is seeking funds to increase inventory supply to meet escalating demands and expand marketing reach.

For more information, contact our Customer Support Team at support@thesmbx.com

